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14041571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 50337 |

*

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

| Wilton | CT | 06897 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu — 203-563-5085
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
AUG 28 2013
SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Controller

Title

Eleanor F. Poyton

Notary Public My Commission Expires Sept 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

## Independent Auditor's Report

To the Board of Directors and Shareholder
of Commonfund Securities, Inc.

We have audited the accompanying financial statements of Commonfund Securities, Inc. ("the Company"), which comprise the statement of financial condition as of June 30, 2013.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonfund Securities, Inc. at June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
August 27, 2013

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

## Commonfund Securities, Inc.
**(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)**
## Statement of Financial Condition
## June 30, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 10,522,692 |
| Receivables from affiliated organizations | 8,659,969 |
| Deferred tax asset | 714,604 |
| Property and equipment, at cost, less accumulated depreciation and amortization (Note 2) | 65,565 |
| Prepaid expenses and other assets | 195,820 |
| Other receivables | 52,376 |
| Total assets | $ 20,211,026 |
| **Liabilities and Shareholder's Equity** | |
| Compensation payable (Note 8) | $ 6,311,842 |
| Accounts payable and accrued expenses | 646,713 |
| Current tax liability | 612,994 |
| Payable to affiliated organizations | 42,001 |
| Total liabilities | 7,613,550 |
| Commitments and contingencies (Note 7) | |
| Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding) | 10 |
| Paid-in-capital | 3,555,418 |
| Retained earnings | 9,042,048 |
| Total shareholder's equity | 12,597,476 |
| Total liabilities and shareholder's equity | $ 20,211,026 |

The accompanying notes are an integral part of this financial statement.

## 1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

## 2. Significant Accounting Policies

### Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company also files separate state income tax returns in other jurisdictions. The Company has a tax sharing agreement with HoldCo., whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. HoldCo. then requires the Company to reimburse HoldCo. for payment of such tax liability and has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2013. All cumulative temporary differences are deemed more likely than not to be realized in future years.

The guidance on accounting for uncertainty in tax positions provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

**Cash and Cash Equivalents**
Cash includes cash held on deposit with the Company's custodian, Wells Fargo. Cash equivalents, invested through The Bancorp Bank, include investments in money market accounts that invest in short-term securities of the U.S. government and its agencies, commercial paper of U.S. and foreign corporations, variable and floating rate notes, mortgage and asset backed securities and repurchase agreements.

At June 30, 2013, cash and cash equivalents consisted of demand deposits and money market funds which are valued at cost which approximates market value:

| | | |
|---|---|---|
| Demand Deposit | $ | 428,140 |
| JP Morgan Prime Money Market | | 5,047,305 |
| Blackrock Tempfund | | 5,047,247 |
| Total | $ | 10,522,692 |

**Property and Equipment**
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the lesser of the useful life of the improvement, or the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major categories of fixed assets as of June 30, 2013 are Furniture, Fixtures and Equipment with a cost of $227,222. Leasehold improvements were placed into service on the effective date of the office lease on December 31, 2006 and have a cost of $52,044.

## 3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting, for which the Company compensates Commonfund.

**4. Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $7,613,550 at June 30, 2013. At June 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 2.80 to 1 and net capital was $2,714,952 which was $2,207,382 in excess of such required net capital.

**5. Concentrations of Credit Risk**

The Company's cash is held at a major regional U.S. bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to monitor the credit risk that exists with the balances in excess of insured amounts.

**6. Commitments and Contingencies**

The Company has an office agreement with Commonfund whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2013 was $547,649. Additionally, the Company entered into various office lease agreements in California and Georgia and are summarized as follows:

| | Lease Term | Commencement Date | Fixed Monthly Rent | Rent Expense for Year Ended June 30, 2013 |
|---|---|---|---|---|
| Atlanta | 12 mos. | 3/1/2012 | $ 2,147 | $ 17,176 |
| Los Angeles | 14 mos. | 11/1/2012 | $ 12,177 | $ 160,583 |
| San Francisco | 10 mos. | 3/1/2012 | $ 3,200 | $ 9,600 |
| San Francisco | 60 mos. | 5/27/2012 | $ 13,020 | $ 143,541 |

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

**7. Incentive Compensation Plans**

The Company offers a number of compensation programs ("the Plans") to attract and retain key personnel. Compensation under certain of these programs will be paid in future years to eligible employees who are employed by the Company. The costs of the Plans are recognized over the scheduled service periods. Amounts charged to expense included in Salaries, benefits and payroll taxes in the Statement of Net Income related to the Plans were $3,678,809 for the year ended June 30, 2013. The related Plan liability of $6,311,842 is included in Compensation payable in the

Statement of Financial Condition. As of June 30, 2013, the unvested future payments related to the awards made under the Plans are summarized as follows:

| Fiscal Year | Totals |
|---|---|
| 2014 | $1,239,596 |
| 2015 | 647,871 |
| Total | $1,887,467 |

**8. Subsequent Events**

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 27, 2013, the date to this financial statement was available to be issued.